

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2013

Via E-mail
Mr. Thomas J. McDonald
Chief Financial Officer
SSI Investments II Limited
107 Northeastern Boulevard
Nashua, NH 03062

**Re: SSI Investments II Limited
Form 10-K for the Fiscal Year Ended January 31, 2012
Filed April 30, 2012
Form 8-K Furnished on December 11, 2012
File No. 333-169857**

Dear Mr. McDonald:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Amortization of Intangible Assets and Impairment of Goodwill, page 30

1.   We note your disclosure that as a result of your fiscal 2012 goodwill impairment test, you determined that goodwill was not impaired. Please tell us the percentage by which fair value of your reporting unit exceeded its carrying value. To the extent that your reporting unit's estimated fair value is not substantially in excess of the carrying value and is

potentially at risk of failing step one of your goodwill impairment analysis, please revise in future filings to disclose the following:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;
- A description of the methods and key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If your reporting unit is not at risk of failing step one, please revise to disclose this fact.

Results of Operations, page 33

2.   We note your presentation here and throughout your filing as well as the discussion of the results of operations for "Combined" 2011. We also note your disclosure that these "Combined" amounts do not include any pro forma adjustments to give effect to the acquisition of Skillsoft. Please tell us how you concluded that this presentation was appropriate. Please note that a supplemental presentation and discussion should be based on pro forma financial information and should be prepared in accordance with Article 11 of Regulation S-X. In this regard, all pro forma adjustments required by Article 11 should be reflected in the presentation as opposed to merely combining information for the pre-and post-acquisition periods. Also note that the presentation requirements contained in Article 11 should be provided. Please also tell us how you considered providing a discussion on a historical basis as required by Item 303 of Regulation S-K. In this regard, we note that if pro forma results are discussed in MD&A, they should not be discussed in isolation and the supplemental discussions should not be presented with greater prominence than the discussion of historical results required by Item 303 of Regulation S-K.

Consolidated Financial Statements

(8) Shareholders' Equity

(b) Share-Based Compensation, page F-24

3.   We note your disclosure on page F-26 that no stock based compensation has been recognized on certain successor stock options due to repurchase rights held by Luxco II. For service based vesting options, please explain to us how you concluded that the

repurchase right precludes the recognition of expense and refer to the authoritative guidance you relied upon when determining your accounting. As part of your response, please tell us whether these awards are classified as liabilities or equity and explain your basis for the classification.

(20) Guarantors, page F-35

4.   We note in Section 10.01 of the Indenture agreement dated May 26, 2010, as filed on October 8, 2010 in Form S-4, that the guarantees are joint and several. Please confirm that you will disclose this in future filings in accordance with Rule 3-10(i)(8) of Regulation S-X.

5.   Your disclose indicates that the guarantees are full and unconditional. We note in the Section 10.05 of the Indenture agreement, that there are provisions under which the guarantees shall automatically terminate or the subsidiary guarantor shall be released and discharged from all obligations. Please tell us what consideration you gave to disclosing such release provisions to the full and unconditional guarantees in order to more accurately describe the qualifications to the subsidiary guarantors.

Form 8-K Furnished on December 11, 2012

6.   We note your reconciliations of the "components" of revenue and deferred revenue in your earnings releases. In future filings, please clearly label the measures as GAAP and Non-GAAP. In this regard, we note that it is unclear from your current disclosure what the amounts represent. For example, it is unclear whether the first line item labeled "Revenues" represents non-GAAP revenues or GAAP revenues. Also, please ensure that when discussing managements use of non-GAAP measures that you also include non-GAAP revenue and non-GAAP deferred revenue. Similar concerns apply to earnings releases furnished on Form 8-K during FY 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief